Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
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July 21, 2005

BY FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C 20549
Attention:	Scott Anderegg, Esq. Mail Stop 0308

Re:	Roaming Messinger, Inc. (the “Company”) Form SB-2 File No. 333-124600

Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of Amendment No. 2 (the “Amendment”) to the Company’s registration statement on Form SB-2 (the “Registration Statement”). One of the copies has been marked to show changes from Amendment No. 1 to the Registration Statement (“Amendment No. 1”). On the date hereof, we are also filing the Amendment by EDGAR transmission. The Registration Statement and Amendment No 1 thereto (“Amendment No. 1”) were filed on May 3, 2005 and June 23, 2005, respectively. The staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 1 by letter dated July 12, 2005. Following are the Company’s responses to the Staff’s comments. For ease of reference, we have set forth the Staff’s comments in their entirety.

In its letter, the Staff requested that the Company make, to the extent applicable, corresponding revisions to its Annual Report on Form 10-KSB for the year ended June 30, 2004 and to its Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 (Commission File No. 0-13215). As noted in our responses to prior comments issued by the Staff on the Registration Statement, the Company intends to file amendments to those documents upon clearing the Staff’s comments on the Registration Statement, including Amendment No.1.

Prospectus Summary

1. Please refer to comments 4, 16, and 23 in our letter dated June 2, 2005 The summary still does not appear to describe in plain English what the Roaming Messenger is and how it works Please revise further As part of your revisions, please do not repeat verbatim the General discussions in the Management’s Discussion and Analysis and Business sections. Instead, those sections should provide more detailed disclosure about the financial and business aspects of the Roaming Messenger.

The Company has made revisions to the Registration Statement in accordance with the Staff’s comment. See page 1 of the Amendment.

Management’s Discussion and Analysis or Plan of Operation, page 10

Liquidity and Capital Resources, page 12

2. Please refer to comment 22 in our letter dated June 2, 2005. Revise your disclosure here to more fully explain the liquidity risks, including dilution impact, resulting from periodic equity agreement.

The Company has made revisions to the Registration Statement in accordance with the Staff’s comment. See page 12 of the Amendment.

Directors and Executive Officers, page 18

3. Please refer to comment 26 in our letter dated June 2, 2005. While we note the changes you have made in response to the comment, please revise to further disclose the background of Mr. Dhillon for the year 1999 and about Mr. Djokovich for the year 2003.

The Company has made revisions to the Registration Statement in accordance with the Staff’s comment. See page 19 of the Amendment.

Notes to Consolidated Financial Statements, page

2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

4. We note your response to comment 33 in our letter dated June 2, 2005. Please tell us your policy for recognizing one-time license fees associated with customer activation. Tell us if you recognize the one time fee at inception, defer recognition until the end of the agreement or allocate the revenue over the agreement term based on some other systematic approach. In your response include applicable accounting pronouncements that support your policy and the amount of revenue recognized for each statement of operations and deferred as of each balance sheet date. Additionally, tell us why you record revenue and cost of revenue for third party online marketing services on a gross basis rather than net In your response include the indicators of gross revenue reporting outlined in EITF No. 99-19 or 0l-09, as applicable, and the amount of revenue and cost of revenue recognized for each statement of operations. Include these policies in your next amendment to Form SB-2.

The Company advises the Staff supplementally that it does not charge a one-time license fee associated with customer activation. However, it charges customers certain fees at inception of the contract for the Warp 9 ICS product. When customers sign up for Warp 9 ICS monthly service, the Company offers a basic set of templates that they may be used for their internet commerce. The Company also offers its services to enhance these templates to make their web pages more attractive to their users. Alternatively, the Company may program the system to meet the customer’s unique business processes. These “enhancement” services are optional. Therefore, customers may use them, do it themselves or use a third party to enhance the Company’s basic template, or use the basic template as is. The fees charged at inception of the contracts (which include these “enhancements” services) have been immaterial in the past, and the Company has not segregated these “enhancement” services fees from any nominal set up fees, i.e. simply to flip the switch. The Company believes that most (90%) of the fees charged at inception are related to “enhancement” services. The Company also incurs and records the related costs in the period it recognizes the revenue. With respect to these “enhancement” services fees, the Company’s margins are minimal. As the fees charged at inception will become more significant in future periods, the Company intends to segregate the one-time customer activation fee from the optional “enhancement” fees and amortize the set up fees and related costs over the length of the underlying contracts, generally six months to one year. The Company believes that these enhancement service fees are a separate earning process in accordance with EITF 00-21 for the following reasons:

•	these services have value to the customers on a stand-alone basis since they may be performed by a third party;
•	there is reliable evidence of fair value of these services since the Company charges a fee based on the complexity of the projects, i.e. similar to an hourly rate; and
•	customers have a right of return since they approve the page and/or ask for modifications.

The breakdown of fees charged at inception of contracts is as follows:

	Year Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31, 2004	Three Months Ended September 30, 2005
Total Revenue	$953,772	$309,704	$307,228	$259,959
Fees Charged at Inception of Contracts	$31,350	$8,000	$10,000	$38,000

The Company further advises the Staff that it records revenue and cost of revenue for third party online marketing services on a gross basis. For example, it purchases packages from major internet sites (for example Google) and resells them to its customers at a slight markup along with consulting services. The Company is responsible for the acceptability of the services purchased by its customers. Upon completion of the transaction, the Company remains responsible for the quality of the services. Furthermore, the Company assumes the credit risk for the sales billed to its customers without mitigation from the suppliers. As a result, in accordance with EITF No. 99-19, we believe that we act as principal in these transactions and should record revenue on a gross basis.

The Company advises the Staff that it records revenue and cost of revenue related to third party online marketing services are as follows:

	Year Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31, 2004	Three Months Ended September 30, 2005
Third Party Online Marketing Services Revenue	$11,300	$64,758	$110,267	$67,987
Cost of Third Party Online Marketing Services	$9,791	$64,469	$108,997	$67,392

The Company presents revenue, net of customer incentives in accordance with EITF No. 01-09. It has included this policy in the Amendment.

8. Stock Options and Warrants, pages F-13

5. We note your response to comment 34 in our letter dated June 2, 2005. We note your representation accelerating the vesting period is a modification of awards; however, it is unclear how you determined the incremental compensation cost was so at the modification date Please tell us the original intrinsic value, the intrinsic value at the modification date, the number of accelerated awards and the amount of compensation expense recorded at each measurement date. Include your basis for the current price of the underlying stock in determining the intrinsic value of stock option awards

The Company advises the Staff that the original intrinsic value of the awards at the original date of grant was $0, and the intrinsic value of the awards at the date of modification was $0. The exercise price of the awards ($.08) did not change (except for the adjustment for the ratio for the Roaming Messenger, Inc. stock price compared to the Warp 9, Inc. stock price, similar to a stock split), and the current price of the underlying stock also remained the same (except for the ratio discussed above) at $.08 per share. The price of the underlying stock was based on the market price of shares being sold by the Company contemporaneously in an arm’s length private placement of its common stock.

6. We note your response to comment 35 in our letter dated June 2, 2005. It still is unclear why the number of warrants and exercise prices do not reconcile. Please advise or revise your disclosure on page 26 and the tabular information in footnote 8 to reconcile and disclose the aggregate amount of outstanding warrants. See Rule 4-08(i) of Regulation S-X.

As stated in our response to prior comment 35, and as subsequently explained in a telephone conference with members of the Staff, the warrant information contained in the footnotes to the financial statements relates to warrants that were granted during the fiscal year ended June 30, 2004. None of those warrants are currently outstanding. In contrast, warrant information set forth under the heading “Description of Securities” relates to warrants that were granted during the fiscal year ended June 30, 2005. Therefore, the warrant descriptions contained in these two parts of the Registration Statement bear no relationship to each other. Nevertheless, the Company has made a revision to the Registration Statement that it expects will clear up the confusion. See page 26 of the Amendment.

In addition, in accordance with the Staff’s comment, the Company has added disclosure to footnote 8 setting forth the aggregate number of warrants issued during the fiscal year ended June 30, 2004 and the total number of warrants outstanding as of that date.

12. Subsequent Events page F-17

7 We note your response to comment 37 in our letter dated June 2, 2005 Please advise or revise your disclosure to describe the event of default under the Registration Rights Agreement and state Wing Fund Inc. waived the right to require you to issue an additional 200,000 common shares as a result of failing to prepare and file a registration statement by March 28, 2005.

The Company has made revisions to the Registration Statement in accordance with the Staff’s comment. See page F-22 of the Amendment.

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005

8. As applicable, please revise to comply with the above comments

As noted in the introduction to this letter, the Company intends to file its revised Quarterly Report on Form 10-QSB as soon as it clears the Staff’s comment.

Management’s Discussion and ana1ysis or Plan of Operation, page 8

Liquidity and Capital Resources, page 11

9 Please refer to comment 42 in our letter dated June 2, 2005 Please amend to discuss the impact of the periodic equity agreement upon your financial condition. See also prior comment 2.

As noted in the introduction to this letter, the Company intends to file its revised Quarterly Report on Form 10-QSB as soon as it clears the Staff’s comment.

Exhibits 31.1

10.  It appears this certification is missing paragraph 4(d) Accordingly, please amend your Form I O-QSB in its entirety with the certification in its correct form

As noted in the introduction to this letter, the Company intends to file its revised Quarterly Report on Form 10-QSB as soon as it clears the Staff’s comment.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.

Very truly yours, /s/ Louis A. Brilleman